CUSIP NO. 37803P105         13G




                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                   Glenborough Realty Trust Inc.
                         (Name of Issuer)

         Real Estate Investment Trust Units  (See Note 1)
                  (Title of Class of Securities)

                             37803P105
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,130,182 (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,130,182  (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,130,182  (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Advisers, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            6,063,538 (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            6,063,538 (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,063,538

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.6%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer:

     Glenborough Realty Trust Inc.

(b)  Address of Issuer's Principal Executive Offices:

     400 South El Camino Road
     San Mateo,  CA 94402-1708


Item 2.
(a)  Name of Person Filing:

     (i):   Franklin Resources, Inc.
     (ii):  Charles B. Johnson
     (iii): Rupert H. Johnson, Jr.
     (iv):  Franklin Advisers, Inc.


(b)  Address of Principal Business Office:

     (i), (ii), (iii), and (iv):
     777 Mariners Island Boulevard
     San Mateo, CA  94404



(c)  Place of Organization or Citizenship:

     (i): Delaware
     (ii) and (iii): USA
     (iv): California

(d)  Title of Class of Securities:

     Real Estate Investment Trust Units(See Note 1)

(e)  CUSIP Number:

     37803P105


Item 3.  The persons filing this Schedule 13G are:

         (i)  Franklin Resources, Inc.
              (g)  Parent Holding Company
         (ii) Charles B. Johnson
              (g)  Principal Shareholder of Parent Holding Company
         (iii)Rupert H. Johnson, Jr.
              (g)  Principal Shareholder of Parent Holding Company
         (iv) Franklin Advisers, Inc.
              (e)  Investment Adviser






Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC ("FMA"), formerly Franklin Mutual Advisers, Inc., an indirect wholly owned investment advisory subsidiary of FRI, are exercised independently from FRI and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

   (a) Amount Beneficially Owned:

         6,130,182  (See Note 1)

   (b) Percent of Class:

       17.8%








   (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote

         Franklin Resources, Inc.:                0
         Charles B. Johnson:                      0
         Rupert H. Johnson, Jr.:                  0
         Franklin Advisers, Inc.:                 6,063,538
         Franklin Management, Inc.:                     0

    (ii) Shared power to vote or to direct the vote


   (iii) Sole power to dispose or to direct the disposition of

         Franklin Resources, Inc.:                0
         Charles B. Johnson:                      0
         Rupert H. Johnson, Jr.:                  0
         Franklin Advisers, Inc.:                 6,063,538
         Franklin Management, Inc.:                 66,644

    (iv) Shared power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of the Adviser Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on in this statement. Franklin Income Fund, a series of Franklin Custodian Funds, Inc., a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Franklin Advisers, Inc.                  3(e)
         Franklin Management, Inc.                3(e)

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable
Item 10. Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 19, 2000


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisers, Inc.


S\LESLIE M. KRATTER





By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13G

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13G

Secretary, Franklin Advisers, Inc.




Note 1: Includes 3,339,482 Real Estate Investment Trust Units that would result upon the conversion of 4,385,400 Convertible Preferred Units (as computed under Rule 13(d)-3(1)(i)).
JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
January 19, 2000.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisers, Inc.


S\LESLIE M. KRATTER





By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13G

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13G

Secretary, Franklin Advisers, Inc.

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.